SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                 ----------------------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934


                              DISCOVERY ZONE, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   25468B 10 7
                                 (CUSIP Number)

                            Philippe P. Dauman, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                               New York, NY 10036
                            Telephone: (212) 258-6139
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                 March 19, 1996
             (Date of Event which Requires Filing of this Statement)

                    ========================================

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box \ \. Check the following box if a fee is being paid with this statement \ \.

CUSIP No. 25468B 10 7
(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                BLOCKBUSTER DISCOVERY INVESTMENT, INC.
- -----------------------------------------------------------------------------
                I.R.S. Identification No. 65-0403677
- -----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\  \      (a)----------------------------------------------------------------
\  \      (b)----------------------------------------------------------------
- -----------------------------------------------------------------------------

(3)     SEC Use Only---------------------------------------------------------
- -----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)----------------------------------
- -----------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).--------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                              -------------------------------

- ----------
 Number of        (7)  Sole Voting Power-------------------------------------
  Shares
Beneficially      (8)  Shared Voting Power          28,044,001
  Owned by                                   --------------------------------
   Each           (9)  Sole Dispositive Power--------------------------------
 Reporting
  Person         (10)  Shared Dispositive Power        28,044,001
    With                                          ---------------------------
- ----------

(11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person
                28,044,001
- -----------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)----------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
             49.99% (including currently exercisable option)
- -----------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)   CO
                                                    -------------------------

CUSIP No. 25468B 10 7
(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                VIACOM INC.
- -----------------------------------------------------------------------------
                I.R.S. Identification No. 04-2949533
- -----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\  \      (a)----------------------------------------------------------------
- -----------------------------------------------------------------------------
\  \      (b)----------------------------------------------------------------
- -----------------------------------------------------------------------------

(3)     SEC Use Only---------------------------------------------------------
- -----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)----------------------------------
- -----------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).-----------------------------------------------

(6)     Citizenship or Place of Organization  Delaware
                                             --------------------------------
- ----------
 Number of      (7)   Sole Voting Power--------------------------------------
  Shares
Beneficially    (8)   Shared Voting Power     28,044,001
 Owned by                                  ----------------------------------
  Each          (9)   Sole Dispositive Power---------------------------------
Reporting
  Person       (10)   Shared Dispositive Power       28,044,001
    With                                         ----------------------------
- ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 28,044,001
                                                                  -----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)-----------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
             49.99% (including currently exercisable option)
- -----------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)   CO
                                                 ----------------------------

CUSIP No. 25468B 10 7

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                       SUMNER M. REDSTONE
- -----------------------------------------------------------------------------
                       S.S. No.
- -----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\  \      (a)----------------------------------------------------------------
\  \      (b)----------------------------------------------------------------
- -----------------------------------------------------------------------------

(3)     SEC Use Only---------------------------------------------------------
- -----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)----------------------------------
- -----------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).-----------------------------------------------

(6)     Citizenship or Place of Organization   United States
                                             --------------------------------
- ----------
 Number of    (7)  Sole Voting Power-----------------------------------------
  Shares
Beneficially  (8)  Shared Voting Power         28,044,001
 Owned by                               -------------------------------------
  Each        (9)  Sole Dispositive Power------------------------------------
 Reporting
 Person      (10)  Shared Dispositive Power     28,044,001
   With                                      --------------------------------
- ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 28,044,001
                                                                  -----------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
          49.99% (including currently exercisable option)
- -----------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      IN
                                                  ---------------------------

     The Schedule 13D, previously filed by the undersigned with respect to the Common Stock, par value $.01 per share, of Discovery Zone, Inc., is hereby amended as follows:

Item 2. Identity and Background
        -----------------------

     Item 2 is amended and supplemented to report the current list of officers and directors of Viacom Inc. ("Viacom") on Schedule I hereto.

Item 4. Purpose of the Transaction
        --------------------------

     Item 4 is amended and supplemented as follows:

     On March 19, 1996, Steven R. Berrard resigned as a Director of Viacom and the Issuer. On March 24, 1996, Sumner M. Redstone and Philippe P. Dauman, each of whom are directors of Viacom, resigned as Directors of the Issuer and Adam Phillips, Senior Vice President, General Counsel of Viacom's Blockbuster Entertainment Group, was elected as a Director of the Issuer. On March 25, 1996, the Issuer filed a voluntary petition with the U.S. Bankruptcy Court for the District of Delaware for protection from its creditors under Chapter 11 of the U.S. Bankruptcy Court.

Item 7. Material to be Filed as Exhibits
        --------------------------------

        99.1    Press Release issued by Discovery Zone,
                Inc. on March 19, 1995.

        99.2    Press Release issued by Discovery Zone,
                Inc. on March 25, 1996.

Signature
- ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


March 27, 1996                           BLOCKBUSTER DISCOVERY
                                         INVESTMENT, INC.


                                         By  /s/  Michael D. Fricklas
                                           ----------------------------------
                                           Name:  Michael D. Fricklas
                                           Title: Senior Vice President

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


March 27, 1996                              VIACOM INC.


                                            By   /s/ Michael D. Fricklas
                                               ------------------------------
                                            Name:  Michael D. Fricklas
                                            Title: Senior Vice President,
                                                   Deputy General Counsel

Signature
- ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



March 27, 1996                          *
                         --------------------------------------
                            Sumner M. Redstone, Individually

*By  /s/ Philippe P. Dauman
   ---------------------------
         Philippe P. Dauman
         Attorney-in-Fact under the
         Limited Power of Attorney filed
         as Exhibit 99.2 to the Statement,
         Amendment No. 4.

                                 Exhibit Index


        99.1    Press Release issued by Discovery Zone,
                Inc. on March 19, 1995.

        99.2    Press Release issued by Discovery Zone,
                Inc. on March 25, 1996.

                                  Schedule I
                               Executive Officers

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone*              Viacom Inc.                  Chairman of the Board       National Amusements, Inc.
                                 1515 Broadway                and Chief Executive         200 Elm Street
                                 New York, NY  10036          Officer of Viacom;          Dedham, MA  02026
                                                              Chairman of the Board
                                                              and President, Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.

Vaughn A. Clarke                Viacom Inc.                   Sr. VP, Treasurer of        Viacom International Inc.
                                1515 Broadway                 Viacom                      1515 Broadway
                                New York, NY  l0016                                       New York, NY  10036

Philippe P. Dauman*             Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP, General       1515 Broadway
                                New York, NY  l0016           Counsel, Chief              New York, NY  10036
                                                              Administrative Officer
                                                              and Secretary of Viacom

Thomas E. Dooley*               Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP, Finance,      1515 Broadway
                                New York, NY  l0016           Corporate Development       New York, NY  10036
                                                              and Communications of
                                                              Viacom


- ---------------
*Also a Director

                                   Schedule I
                                  (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

Carl D. Folta                    Viacom Inc.                   Sr. VP, Corporate          Viacom International Inc.
                                 1515 Broadway                 Relations of Viacom        1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Michael D. Fricklas              Viacom Inc.                   Sr. VP, Deputy General     Viacom International Inc.
                                 1515 Broadway                 Counsel and Assistant      1515 Broadway
                                 New York, NY  10036           Secretary of Viacom        New York, NY  10036

Susan C. Gordon                  Viacom Inc.                   Vice President,            Viacom International Inc.
                                 1515 Broadway                 Controller, Chief          1515 Broadway
                                 New York, NY  10036           Accounting Officer         New York, NY  10036
                                                               of Viacom

Rudolph L. Hertlein              Viacom Inc.                   Sr. VP of Viacom           Viacom International Inc.
                                 1515 Broadway                                            1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Edward D. Horowitz               Viacom Inc.                   Sr. VP, Technology of      Viacom International Inc.
                                 1515 Broadway                 Viacom; Chairman, Chief    1515 Broadway
                                 New York, NY  10036           Executive Officer of       New York, NY  10036
                                                               New Media and Interactive
                                                               Television


                                   Schedule I
                                  (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

William A. Roskin                Viacom Inc.                  Sr. VP, Human               Viacom International Inc.
                                 1515 Broadway                Resources and               1515 Broadway
                                 New York, NY  10036          Administration of Viacom    New York, NY  l0036

George S. Smith, Jr.             Viacom Inc.                  Sr. VP, Chief               Viacom International Inc.
                                 1515 Broadway                Financial Officer of        1515 Broadway
                                 New York, NY  10036          Viacom                      New York, NY  l0036

Mark M. Weinstein                Viacom Inc.                  Sr. VP, Government          Viacom International Inc.
                                 1515 Broadway                Affairs of Viacom           1515 Broadway
                                 New York, NY  10036                                      New York, NY  l0036


                                   Directors

George S. Abrams                 Winer & Abrams               Attorney                    Winer & Abrams
                                 One Court Street                                         One Court Street
                                 Boston, MA  02108                                        Boston, MA  02108



                                   Schedule I
                                  (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

George D. Johnson, Jr.           Extended Stay America, Inc.  President -- Chief          Extended Stay America, Inc.
                                 500 East Broward Boulevard   Executive Officer,          500 East Broward Boulevard
                                 Suite 950                    Extended Stay America, Inc. Suite 950
                                 Ft. Lauderdale, FL  33394                                Ft. Lauderdale, FL  33394

Ken Miller                       C.S. First Boston            Vice Chairman of            C.S. First Boston
                                 Park Avenue Plaza            C.S. First Boston           Park Avenue Plaza
                                 55 East 52nd Street                                      55 East 52nd Street
                                 New York, NY  10055                                      New York, NY  10055

Brent D. Redstone                31270 Eagle Crest Lane       Self-Employed               National Amusements, Inc.
                                 Evergreen, CO  80439                                     200 Elm Street
                                 (Residence)                                              Dedham, MA  02026

Shari Redstone                   National Amusements, Inc.    Executive Vice              National Amusements, Inc.
                                 200 Elm Street               President of                200 Elm Street
                                 Dedham, MA  02026            National Amusements, Inc.   Dedham, MA  02026

Frederic V. Salerno              NYNEX Corporation            Vice Chairman --            NYNEX Corporation
                                 335 Madison Avenue           Finance and Business        335 Madison Avenue
                                 New York, NY  10033          Development of NYNEX        New York, NY  10033

William Schwartz                 Yeshiva University           VP for Academic             Yeshiva University
                                 2495 Amsterdam Avenue        Affairs (chief              2495 Amsterdam Avenue
                                 New York, NY  10033          academic officer)           New York, NY  10033
                                                              of Yeshiva University

Ivan Seidenberg                  NYNEX Corporation            Chairman of the Board       NYNEX Corporation
                                 335 Madison Avenue           and Chief Executive         335 Madison Avenue
                                 New York, NY  10017          Officer of NYNEX            New York, NY  10017

